17006126

SECURITIES

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FEB 02 2017
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AxcessNet, LLC

OFFICIAL USE ONLY
130883
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

192 Partridge Lane
(No. and Street)

Concord (City) MA (State) 01742-2651 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eyal Shavit 781-674-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg, Rosenblatt, Kull & Bitsoli, PC
(Name – *if individual, state last, first, middle name*)

306 Main Street (Address) Worcester (City) MA (State) 01608 (Zip Code)

RECEIVED
2017 FEB -2 PM 2:36
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Eyal Shavit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AxcessNet, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

ELISHA MATHUR
Notary Public, Commonwealth of Massachusetts
My Commission Expires November 5, 2021

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXCESSNET, LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

Facing Page

Oath or Affirmation

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6 - 8

Supplemental Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 9

Schedule II - Supplemental Schedule Under Rule 15c3-3 of the Securities and Exchange Commission 10

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Members
AxcessNet, LLC
Concord, Massachusetts

We have audited the accompanying statement of financial condition of AxcessNet, LLC (a Massachusetts Limited Liability Company), as of December 31, 2016 and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of AxcessNet, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AxcessNet, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Security and Exchange Commission and Schedule II - Schedule under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of AxcessNet, LLC's financial statements. The supplemental information is the responsibility of AxcessNet, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I - Computation of Net Capital under Rule 15c3-1 of the Security and Exchange Commission and Schedule II - Schedule under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Greenberg, Rosenblatt, Kull + Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
January 25, 2017

AXCESSNET, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$ 21,412
Prepaid expenses	952
Total assets	$ 22,364

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued liabilities	$ 6,000
Members' equity	16,364
Total liabilities and members' equity	$ 22,364

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016

Revenues:	
Success fees	$ -
Total revenues	
Expenses:	
Professional fees	11,842
Memberships	800
Computer and office expenses	4,030
Regulatory fees	1,731
Insurance - bond	433
Travel	10,063
Miscellaneous	500
Total expenses	29,399
Net loss	$ (29,399)

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2016

Members' equity - beginning	$ 11,763
Net loss	(29,399)
Capital contributions	34,000
Members' equity - ending	$ 16,364

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

Operating activities:	
Net loss	$ (29,399)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Prepaid expenses	(952)
Accounts payable and accrued liabilities	250
Net cash used in operating activities	(30,101)
Financing activities:	
Members' capital contributions	34,000
Net increase in cash	3,899
Cash - beginning	17,513
Cash - ending	$ 21,412

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

(1) NATURE OF BUSINESS AND ORGANIZATION

Nature of Business:

AxcessNet, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides strategic consulting and advisory services to its clients and facilitates them in procuring introductions and relationships for private placements of securities, business combinations, mergers or acquisitions, and other financing transactions. The Company's clients include domestic and foreign companies, with a concentration in Israeli companies in the information technology industry.

Organization:

The Company is organized as a limited liability company (LLC). The terms of the LLC operating agreement limit the members' liability for losses, debts and obligations to their equity contributions. The members may be liable to the Company to the extent of previous distributions made to them in the event that the Company does not have sufficient assets to discharge its liabilities. The Company does not have a formal termination date, although there are events described in the operating agreement that would cause immediate dissolution.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash:

At times, cash on deposit with financial institutions is in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Accounts Receivable and Revenue Recognition:

Success fees are recognized upon the successful completion of private placements of securities, mergers, acquisitions or other financing transactions. Investment advisory, other fees and interest income are recognized when earned and collectability is reasonably assured.

Accounts receivable are recorded at cost less an allowance for doubtful accounts, if necessary. Management evaluates the collectability of accounts receivable based on the current credit conditions of its clients.

The Company had no revenue in 2016 and no receivables at December 31, 2016.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal and State Income Taxes:

The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their share of the Company's net earnings on their individual income tax returns. Therefore, no provision for income taxes is reflected in these financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Massachusetts. The tax years ended after 2012 remain open for examination by taxing authorities. These examinations would include reviews of tax filing positions and consideration of the timing and amounts of revenue and deductions reported.

The Company evaluates any uncertain tax positions to assess whether the tax positions are "more likely than not" to be sustained upon examination by tax authorities or whether they may result in an excess tax benefit. Management believes there are no such excess benefits as of December 31, 2016.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", Rule 15c3-1 of the Securities and Exchange Commission (SEC). This rule requires the Company to maintain "net capital" of at least $5,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, 2016, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

Aggregate indebtedness	$ 6,000
Net capital	$ 15,412
Ratio of aggregate indebtedness to net capital	.3893 to 1

(4) SUBSEQUENT EVENTS

Management has evaluated subsequent events from the balance sheet date through January 25, 2017, the date these financial statements were available to be issued.

AXCESSNET, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Net capital:	
Total members' equity	$ 16,364
Less - nonallowable assets:	
Prepaid expenses	952
Net capital	$ 15,412
Aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 6,000
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital using 120% of required capital	$ 9,412
Ratio: Aggregate indebtedness to net capital	0.3893

Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2016):

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2016.

See report of registered independent public accounting firm

AXCESSNET, LLC
SCHEDULE II
SUPPLEMENTAL SCHEDULE UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

SEC Rule 15c3-3 - Customer Protection - Reserves and Custody of Securities

The Company is exempt from SEC Rule 15c3-3, "Customer Protection - Reserves and Custody of Securities", pursuant to paragraph (k)(2)(i). Therefore, the supplementary schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission" and "Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission" have not been included in the supplementary information or the disclosures to the financial statements.

See report of independent registered public accounting firm

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members
AxcessNet, LLC
Concord, Massachusetts

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) AxcessNet, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which AxcessNet, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) AxcessNet, LLC stated that AxcessNet, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. AxcessNet, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AxcessNet, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Greenberg, Rosenblatt, Kull + Bitsoli, P.C.

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
January 25, 2017

AXCESSNET, LLC
192 PARTRIDGE LANE
CONCORD, MA 02421

January 18, 2017

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
306 Main Street, Suite 400
Worcester, MA 01608

To Whom It May Concern:

AxcessNet, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§ 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R.§ 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

AxcessNet, LLC

I Eyal Shavit, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By Shavit

Title President